

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Thomas Minichiello
Chief Financial Officer
EMCORE CORP
450 Clark Drive
Budd Lake, NJ 07828

   Re: EMCORE CORP
     Registration Statement on Form S-3
     Filed on July 31, 2024
     File No. 333-281141

Dear Thomas Minichiello:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Bradley Ecker at 202-551-4985 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing